November 17, 2014

Naseem Nixon Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:

Northern Lights Fund Trust – Power Dividend Index Fund

Dear Ms. Nixon:

On September 17, 2014, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of the Power Dividend Index Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 635 to its Registration Statement under the Securities Act of 1933 on Form N-1A.  Naseem Nixon provided the following comments on October 24, 2014 to the Registration Statement by phone to Andrew Davalla.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Comment 1.

Please confirm that  any missing disclosure or disclosure in brackets including the table of contents will be supplied in the Fund’s next post-effective amendment filing.

Response.

The Fund confirms that any missing or bracketed disclosure will be supplied or confirmed.

Comment 2.

Please clarify if the Fund’s adviser applies its tactical overlay strategy to both the Fund and the W. E. Donoghue Power Dividend Index.

Response.

The disclosure has been revised as follows:

The adviser then applies its defensive tactical overlay as described below to both its proprietary index, the W.E. Donoghue Power Dividend Index, and the Fund.

Comment 3.

Please clarify if the W.E. Donoghue Power Dividend Index and the Fund are similarly allocated across the ten GICS sectors in the S&P 500 Index.

Response.

The disclosure has been revised as follows:

The Power Dividend Index and Fund are divided equally into the following 10 GICS Sectors that comprise the S&P 500 Index: consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecommunication services and utilities.

Comment 4.

Please confirm that disclosure pursuant to Items 3(c) and 3(e) will be made in the event that the Fund’s total annual operating expenses are reduced pursuant to a contractual expense limitation.

Response.

Disclosure pursuant to Items 3(c) and 3(e) will be made in the event the Fund’s total operating expenses are reduced as a result of the Fund’s contractual expense limitation.

Comment 5.

With respect to the Fund’s statement of additional information, please consider breaking out the qualifications of each trustee into bullet points or another similar format.

Response.

The Fund respectfully declines to change the format of such disclosure.

Comment 6.

Please revise certain headings in the Tax Status section of the Fund’s statement of additional information so that they are properly formatted.

Response.

The requested revisions to formatting have been made.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla